Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Rule 14d-100)

(Amendment No. 1)

ZOGENIX, INC.

(Name of Subject Company (Issuer))

Zinc Merger Sub, Inc.

an indirect wholly owned subsidiary of

UCB S.A.

(Names of Filing Persons (Offerors))

Table 1—Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	0	.0000927	0
Fees Previously Paid	$1,670,581,276		$154,863
Total Transaction Valuation	$1,670,581,276
Total Fees Due for Filing			$154,863
Total Fees Previously Paid			$154,863
Total Fee Offsets			0
Net Fee Due			0

The Transaction Valuation is estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zogenix, Inc. (“Zogenix”), at a purchase price of $26.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of January 27, 2022 (the most recent practicable date): (i) 56,125,822 shares of Zogenix common stock were issued and outstanding, (ii) 6,637,422 shares of Zogenix common stock were subject to outstanding Zogenix stock options, (iii) 804,112 shares of Zogenix common stock were subject to outstanding Zogenix restricted stock unit awards, (iv) 300,255 shares of Zogenix common stock were subject to outstanding Zogenix performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 385,515 shares of Zogenix common stock pursuant to Zogenix’s 2010 Employee Stock Purchase Plan were outstanding.